Randstad North America
Legal Department
2015 South Park Place
Atlanta, Georgia 30339




randstad
work solutions™



03045203

December 5, 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED DEC 10 2003 WASH. D.C. 181 SECTION

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since July 16, 2003, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Steven J. Whitehead
General Counsel

SJW/sgp

Enclosures

cc: James H. Reese (w/o enclosures)
Marianne Scholten (w/o enclosures)

770.937.7000 Tel
770.916.0791 Fax

randstad holding

Randstad Q2 results: Market share gained and costs firmly under control

Randstad Q2 results: Market share gained and costs firmly under control

Highlights second quarter 2003

- No improvements in market circumstances
- Sequential improvement of the gross margin to 20.8% (Q1 2003: 20.4%)
- Year-over-year decline Dutch gross margin excluding one-offs by 1.7%-point to 25.8% (Q1 2003: 24.7%)
- Market share gained most notably in the Netherlands, Belgium and France, but also in Spain, Canada, Portugal, Denmark and Italy
- Operating expenses reduced by 11.9%
- Net debt reduced to &euro 204.8 million (June 30, 2002: &euro443.1 million)
- Outlook Q3 2003: EPS will amount to at least &euro 0.18

In millions of €	Q2 2003	Q2 2002	Ytd 2003	Ytd 2002
Revenue	1,276.6	1,358.0	2,494.0	2,830.2
Operating expenses	244.1	277.2	494.7	555.3
Operating profit	20.8	24.8	18.4	28.0
Net income	13.1	13.9	9.8	11.4
In €				
Earnings per ordinary share before amortization goodwill	0.10	0.11	0.06	0.07

"Randstad employees worldwide are successful in winning market share, while containing costs and protecting margins. In the currently still declining staffing markets, the consistently applied strategy of focus, cost control and back to basics is paying off. We benefit from the high quality of our flexworkers and employees. Operating expenses are lower than they have been in a long time, and we still have substantial spare capacity in our distribution network to deal with an increase in demand. The change in legislation that becomes effective in the strategically important German market will be a trigger for growth. Meanwhile our financial position is very solid, as is evident from the over subscription of the syndicated credit facility," says Ben Noteboom, CEO of Randstad Holding.

Second quarter results 2003

Revenue totaled &euro 1,276.6 million in the second quarter of 2003, 6.0% below the same period last year. The depreciation of the dollar had a negative effect of 5% on revenue. Spain continued to perform strongly with a year-over-year revenue growth of 8%. Furthermore, also Belgium, France, Italy, Portugal and Canada showed revenue growth, albeit at a somewhat slower pace than in the first quarter of 2003. In Germany the year-over-year decline in revenue almost halted in Q2 (revenue down by 1% compared to a 5% decline in Q1 2003).

The gross margin amounted to 20.8%, a decline of 1.4%-point compared to the same quarter last year. However, last year's gross margin was positively influenced by a one-off related to effects in the social insurance area amounting to 0.5% of Group revenue, while the current quarter was negatively influenced by provisions taken for termination of contracts with interim professionals at Yacht amounting to 0.2%-point. The year-over-year decline in gross margin in the Netherlands excluding one-offs amounted to 1.7%-point (compared to a decline of 2.1%-point in Q1 2003).

In the second quarter of 2003 operating expenses declined by 11.9% compared to the second quarter of 2002. The decline in operating expenses amounted to 8% in constant currency. Cost savings were realized specifically in North America, the Netherlands and Germany. In the operating expenses a provision of about &euro 3 million is included for further adjustments to the headcount.

The operating profit amounted to &euro 20.8 million in the second quarter (&euro 24.8 million in Q2 2002) and net interest expenses amounted to &euro 1.9 million (&euro 4.8 million in Q2 2002). The resulting net income was &euro 13.1 million, almost equal to last year's &euro 13.9 million.

Half-year results 2003

Total revenue amounted to &euro 2,494.0 million in the first six months of 2003, 5.2% lower than in the same period last year. Organic revenue development was flat. Operating profit amounted to &euro 18.4 million (H1 2002: &euro 26.0 million) and net income amounted to &euro 9.8 million (H1 2002: &euro 11.4 million).

Net debt declined to &euro 204.8 million in the first half-year of 2003 (net debt per the end of Q2 2002: &euro 443.1 million). The average group DSO was 56 days (Q2 2002: 57 days). Cash flow from operations improved and amounted to &euro 14.9 million (H1 2002: &euro 6.8 million); the free cash flow also showed an improvement and came to &euro 32.5 million (H1 2002: &euro -7.6 million). A provision has been taken in the second quarter for a tax audit. Most of this was compensated by the release of provisions for risks of third-party claims; on balance the effect on the income statement was not material.

Results by segment

Mass-customized Europe

Revenue totaled &euro 861.9 million in the second quarter of 2003, a decline of 2% compared to the same quarter of 2002 (&euro 881.7 million). Market share was gained in the Netherlands, Belgium, Spain, Italy, Denmark and Portugal.

In Q2 the gross margin amounted to 22.1%, a decline of 1.9%-point compared to the same period last year (Q2 2002: 24.0%). Of this decline 0.7%-point can be attributed to the afore mentioned one-off in the Q2 figures of 2002. The underlying gross margin decline is partly caused by margin pressure in the declining Dutch market. Furthermore, a growing share of light industrial revenue in the business mix influenced the gross margin.

The operating profit totaled &euro 27.6 million (Q2 2002: &euro 38.6 million). In

the Netherlands headcount has been reduced gradually with a focus on efficiency improvements. In Germany the organization has been optimized to capture opportunities from the new sector collective labor agreement (CLA) that will become effective January 1, 2004. The new CLA will have long-term beneficial effects on the German labor market generally and on the staffing market in particular.

Mass-customized North America

The lack of momentum in the market, as already noted in the first quarter of 2003 persisted in the second quarter of 2003. Revenue declined by 3% year-over-year in local currency and by 22% in euro. Randstad focuses primarily on the middle market segment and on the clerical market, where demand remained weak. Also, no pick-up was visible in permanent placement fees.

The gross margin increased by 0.4%-point to 18.3% (17.9% in Q2 2002). The disciplined pricing policy of Randstad North America is proving effective. The operating result moved closer towards the break-even level throughout the second quarter; the loss amounted to &euro 1.8 million (&euro 6.1 million in Q2 2002).

In-house services

Revenue at in-house services grew by 13% to &euro 101.3 million in the second quarter of 2003 (Q2 2002: &euro 89.6 million). All countries contributed to this growth, except for the Netherlands, where revenue development was flat compared to last year. However, given the decline in the Dutch market (total market down by 10%) this meant that Capac once again gained market share. The overall gross margin in this segment declined to 13.9% (17.0 % in Q2 2002). This was due partly to the one-off in the Netherlands in Q2 2002, and partly to the increased share of southern European revenue with typically a lower gross margin. The operating profit margin declined by 0.3%-point to 1.5% (Q2 2002: 1.8%).

Yacht

Given that the market for professionals staffing is still very slow, measures were introduced to reduce idle time more aggressively in the second quarter of 2003. This led to the termination of contracts of 150 interim professionals at Yacht in the Netherlands. The expenses associated with these measures formed part of the cost of services in the second quarter. The gross margin decline (to 23.9% from 28.7% in Q2 2002) reflects this. Adjusted for these expenses Yacht achieved a small operating profit.

Other developments

On July 25, 2003 a &euro 330 million syndicated credit facility has been signed to replace the existing &euro 400 million facility that would have matured March 2004. The transaction is built on a strong balance sheet and achieved substantial over subscription. Therefore it was decided to increase the original transaction size of &euro 300 million to &euro 330 million. The facility will be used for general corporate purposes and has a tenor of 5 years.

Outlook

Given the highly uncertain market conditions in which we operate, we expect the operating result in the third quarter to end below last year's level. EPS before amortization goodwill is expected to amount to at least &euro 0.18.

Financial agenda 2003/2004

Publication third quarter results - October 29, 2003
Publication fourth quarter and annual results - February 19, 2004
Publication first quarter results - May 5, 2004
Publication second quarter results - August 4, 2004
Publication third quarter results - November 3, 2004

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Consolidated income statement*
(unaudited)

In millions €	Three months ended June 30 2003	Three months ended June 30 2002	Change 2003/2002	Six months ended June 30 2003	Six months ended June 30 2002	Change 2003/2002
Revenue	1,276.6	1,358.0	-6%	2,494.0	2,630.2	-5%
Cost of services	1,011.7	1,056.0		1,980.9	2,048.9	
Gross profit	264.9	302.0	-12%	513.1	581.3	-12%
Personnel expenses	161.1	179.3		326.3	380.6	
Depreciation tangible fixed assets	12.9	16.9		26.6	33.4	
Amortization goodwill	0.5	0.4		1.1	0.8	
Other operating expenses	69.6	80.6		140.7	160.5	
Total operating expenses	244.1	277.2	-12%	494.7	555.3	-11%
Operating profit	20.8	24.8	-16%	18.4	26.0	-29%
Financial income and expenses	-1.9	-4.8		-4.0	-9.2	
Income from ordinary operations before taxes	18.9	20.0		14.4	16.8	
Taxes on income	-5.8	-6.0		-4.6	-5.2	
Income non-consolidated participation	0.0	-0.1		0.0	-0.2	
Net income	13.1	13.9		9.8	11.4	
Earnings per ordinary share (€)	0.10	0.10		0.05	0.06	
Earnings per ordinary share before amortization goodwill (€)	0.10	0.11		0.06	0.07	
Average number of ordinary shares outstanding (mln)	115.3	115.4		115.3	115.4	
Diluted earnings per ordinary share (€)	0.10	0.10		0.05	0.06	
Diluted earnings per ordinary share before amortization goodwill (€)	0.10	0.11		0.06	0.07	
Average diluted number of ordinary shares outstanding (mln)	115.3	115.4		115.3	115.4	
Gross margin	20.8%	22.2%		20.6%	22.1%	
EBITDA margin	2.7%	3.1%		1.8%	2.3%	
Operating margin	1.6%	1.8%		0.7%	1.0%	
Net margin before amortization goodwill	1.1%	1.1%		0.4%	0.5%	
EPS calculation						
Net income	13.1	13.9		9.8	11.4	
Amortization goodwill (after taxes)	0.5	0.4		1.1	0.8	
Net income before amortization goodwill	13.6	14.3		10.9	12.2	
Preferred dividend	2.1	2.1		4.3	4.3	
Net income for ordinary shareholders	11.0	11.8		5.5	7.1	
Net income for ordinary shareholders before amortization goodwill	11.5	12.2		6.6	7.9	

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

Consolidated balance sheet,
before profit appropriation for ordinary shares
(unaudited)

In millions €	June 30, 2003	June 30, 2002	December 31, 2002
Intangible fixed assets	7.4	5.9	7.1
Tangible fixed assets	127.8	238.3	142.2
Financial fixed assets	359.3	407.1	366.2
Fixed assets	494.5	651.3	515.5
Receivables	1,005.7	1,091.9	1,019.5
Cash and cash equivalents	94.7	192.2	208.8
Current assets	1,100.4	1,284.1	1,228.3
Current liabilities	698.6	968.9	837.6
Working capital	401.8	315.2	390.7
Capital employed	896.3	966.5	906.2
Long-term debt	200.8	305.9	204.8
Provisions	392.4	343.8	366.9
Shareholders' equity	303.1	316.8	334.5
	896.3	966.5	906.2
Operating working capital	405.8	462.4	367.5
Operating capital employed	533.6	690.7	509.7
Interest-bearing debt	299.5	635.3	416.3
Net debt	204.8	443.1	207.5
Balance sheet total	1,594.9	1,935.4	1,743.8

Consolidated cash flow statement*
(unaudited)

In millions €	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Operating profit	20.8	24.8	18.4	28.0
Depreciation tangible fixed assets	12.9	16.9	26.6	33.4
Amortization goodwill	0.5	0.4	1.1	0.8
Provisions	6.0	1.3	4.0	-8.7
Income taxes paid	-2.5	-0.8	-3.0	-2.0
Cash flow from operations before operating working capital	37.7	42.6	47.1	51.5
Current assets	-47.7	-34.8	-18.3	-9.2
Current non-interest bearing liabilities	-22.5	-60.5	-13.9	-35.5
Operating working capital	-70.2	-95.3	-32.2	-44.7
Cash flow from operations	-32.5	-52.7	14.9	6.8
Investments in tangible fixed assets	-10.4	-6.5	-16.1	-19.0
Disposal of real estate	-	-	34.5	-
Disposal of other tangible fixed assets	0.5	2.4	1.0	4.6
Acquisition of group companies	-	-	-1.8	-
Cash flow from investments	-9.9	-4.1	17.6	-14.4
Free cash flow	-42.4	-56.8	32.5	-7.6
Long-term debt	-0.2	-108.1	-4.0	-109.1
Financial fixed assets	-	-	-0.8	0.1
Short-term interest-bearing debt	24.4	203.0	-109.2	140.5
Financing	24.2	94.9	-114.0	31.5
Financial income and expenses	-1.9	-4.8	-4.0	-9.2
Repurchase of ordinary shares	-	-2.1	-	-2.1
Dividends paid on ordinary shares	-19.6	-16.2	-19.6	-16.2
Dividends paid on type-B preferred shares	-8.6	-8.6	-8.6	-8.6
Reimbursement to financiers	-30.1	-31.7	-32.2	-36.1
Cash flow from financing	-5.9	63.2	-146.2	-4.6
Translation differences	-0.2	-2.0	-0.4	-1.8
Net cash flow	-48.5	4.4	-114.1	-14.0

Changes in shareholders' equity*,
before profit appropriation for ordinary shares
(unaudited)

In millions €

	2003	2002
April 1	321.4	348.6
Net income for the period	13.1	13.9
Goodwill participations	-	-2.4
Repurchase of ordinary shares	-	-2.1
Dividend paid on ordinary shares	-19.6	-16.2
Translation differences	-11.8	-25.0
June 30	303.1	316.8
January 1	334.5	350.0
Net income for the period	9.8	11.4
Goodwill participations	-	-2.4
Repurchase of ordinary shares	-	-2.1
Dividend paid on ordinary shares	-19.6	-16.2
Translation differences	-21.6	-23.9
June 30	303.1	316.8

Information by segment
(unaudited)

In millions €	Three months ended June 30 2003	Three months ended June 30 2002	Change 2003/2002	Six months ended June 30 2003	Six months ended June 30 2002	Change 2003/2002
Revenue						
Mass-customized						
Europe	861.9	881.7	-2%	1,684.8	1,712.6	-2%
North America	261.0	332.6	-22%	516.8	638.6	-19%
In-house services	101.3	89.6	13%	186.8	167.0	12%
Yacht	53.1	56.1	-5%	108.9	115.9	-6%
Corporate / eliminations	-0.7	-2.0		-3.3	-3.9	
Total revenue	1,276.6	1,358.0	-6%	2,494.0	2,630.2	-5%
Gross profit						
Mass-customized						
Europe	190.4	211.3	-10%	364.9	405.6	-10%
North America	47.8	59.4	-20%	94.2	116.0	-19%
In-house services	14.1	15.2	-7%	26.1	27.0	-3%
Yacht	12.7	16.1	-21%	28.2	33.0	-15%
Corporate / eliminations	-0.1	0.0		-0.3	-0.3	
Total gross profit	264.9	302.0	-12%	513.1	581.3	-12%
Operating profit*						
Mass-customized						
Europe	27.6	38.6	-28%	36.9	56.5	-35%
North America	-1.8	-6.1	70%	-8.0	-17.0	53%
In-house services	1.5	1.6	-6%	1.7	1.7	0%
Yacht	-1.7	-2.1	19%	-2.2	-3.2	31%
Corporate / eliminations	-4.8	-7.2		-10.0	-12.0	
Total operating profit	20.8	24.8	-16%	18.4	26.0	-29%
Revenue						
Netherlands	506.4	530.7	-5%	998.6	1,049.1	-5%
Germany	127.4	128.8	-1%	241.0	248.0	-3%
Belgium/Luxembourg	136.8	132.9	3%	267.0	255.6	4%
France	90.1	85.9	5%	168.4	157.8	7%
Spain	75.5	69.9	8%	146.8	135.9	8%
United Kingdom	35.2	39.4	-11%	70.8	78.3	-9%
Other European countries	44.2	37.8	17%	84.6	66.9	26%
North America	261.0	332.6	-22%	516.8	638.6	-19%
Total revenue	1,276.6	1,358.0	-6%	2,494.0	2,630.2	-5%
Gross profit						
Netherlands	127.8	152.0	-16%	249.6	294.4	-15%
Germany	24.8	27.6	-10%	45.1	49.6	-9%
Belgium/Luxembourg	23.5	22.9	3%	45.5	44.2	3%
France	12.9	12.8	1%	24.1	24.0	0%
Spain	12.1	11.6	4%	23.8	22.5	6%
United Kingdom	7.0	7.2	-3%	13.7	15.8	-13%
Other European countries	9.0	8.5	6%	17.1	14.8	16%
North America	47.8	59.4	-20%	94.2	116.0	-19%
Total gross profit	264.9	302.0	-12%	513.1	581.3	-12%

Growth analysis of continuing operations in %
(unaudited)

	Three months ended June 30, 2003			
	Total	Organic	Acquisition	Currency
Revenue by segment				
Mass-customized				
Europe	-2%	-2%	0%	0%
North America	-22%	-3%	-	-19%
In-house services	13%	14%	-	-1%
Yacht	-5%	-5%	-	0%
	Total	Organic	Acquisition	Currency
Revenue by segment (geographical)				
Netherlands	-5%	-6%	1%	-
Germany	-1%	-1%	-	-
Belgium/Luxembourg	3%	3%	-	-
France	5%	5%	-	-
Spain	8%	8%	-	-
United Kingdom	-11%	0%	-	-11%
Other European countries	17%	18%	-	-1%
North America	-22%	-3%	-	-19%
	Total	Organic	Acquisition	Currency
Income statement				
Revenue	-6%	-1%	0%	-5%
Gross profit	-12%	-8%	0%	-4%
Operating profit	-16%	-19%	1%	2%

	Six months ended June 30, 2003			
	Total	Organic	Acquisition	Currency
Revenue by segment				
Mass-customized				
Europe	-2%	-2%	0%	0%
North America	-19%	0%	-	-19%
In-house services	12%	13%	-	-1%
Yacht	-6%	-6%	-	0%
	Total	Organic	Acquisition	Currency
Revenue by segment (geographical)				
Netherlands	-5%	-6%	1%	-
Germany	-3%	-3%	-	-
Belgium/Luxembourg	4%	4%	-	-
France	7%	7%	-	-
Spain	8%	8%	-	-
United Kingdom	-9%	0%	-	-9%
Other European countries	26%	26%	-	0%
North America	-19%	0%	-	-19%
	Total	Organic	Acquisition	Currency
Income statement				
Revenue	-5%	0%	0%	-5%
Gross profit	-12%	-8%	0%	-4%
Operating profit	-29%	-37%	1%	7%

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Thuiszorg Perfect is a professional provider of domestic care, nursing & care, and maternity care, as a subcontractor, to homecare agencies and other organizations in the health care sector. With the head office in Steenwijk, Thuiszorg Perfect also has branches in Assen, Drachten, Emmen, Lelystad and Haren. From these branches, more than 1,600 employees provide care daily to clients in the northeast of the Netherlands. The organization is characterized by a flexible and decisive approach in which the individual wishes/needs of our clients form the point of departure.

randstad holding

Yacht finalizes integration of its different lines of business

Yacht Nederland announces that in the coming months the integration of the three lines of business will be finalized. Yacht will have a central management team with a regional structure. This move concerns the completion of the project which aims to transform the original parts of the business, that in 2000 have been integrated into Yacht, into one clear organization.

The branch network will remain intact. Primary goal of the move is to make the organization sharper, more flexible, more client focused and more efficient. From the regional branch network, Yacht's clients will be served better and faster.

We expect that the adjustments will lead to the discontinuation of various head office- and support positions. This concerns at least 50 positions. If necessary, a social plan will be drawn up. The above will have no material effect on the results of Randstad Holding nv.

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⅂r randstad holding

Randstad Q3 results: Net income increased by 15% and market share gained

Highlights third quarter 2003

- **Operating profit increased by 10.6% and net income by 15.1% compared to Q3 2002**
- **Operating profit North America above break-even, good profitability in Germany**
- **Demand in main staffing markets improved slightly, overall trends remain uncertain; market share gained in all major European markets**
- **Net debt close to year-end target; € 108.2 million (September 30, 2002: € 344.9 million)**
- **Outlook Q4 2003: EPS at least € 0.18 (Q4 2002: € 0.16)**

"It is good to see that our strategy is clearly paying off. In 70% of our operations the standardized working processes have been implemented. The results are encouraging: we gained market share in important European markets such as Spain, Germany, France and the Netherlands. The US is above break-even, and we now have good profitability in the German operations. The contribution of our operating companies outside the Netherlands to the Group profit has increased significantly. I'm pleased by the efforts of all our corporate employees and flexworkers, thanks to all their hard work our position keeps getting stronger," says Ben Noteboom, CEO of Randstad Holding.

In millions of €	Q3 2003	Q3 2002	Ytd 2003	Ytd 2002
Revenue	1,408.0	1,445.7	3,902.0	4,075.9
Operating expenses	245.5	267.8	740.2	822.9
Operating profit	44.7	40.4	63.1	66.4
Net income	29.0	25.2	38.8	36.6
In €				
Earnings per ordinary share before amortization goodwill	0.24	0.20	0.29	0.27

Organic change (2003/2002)	Q3 2003	Ytd Q3 2003
Revenue at constant currency	0%	0%
Operating profit at constant currency	11%	- 8%

Third quarter results 2003

Revenue development in the third quarter was flat on a constant currency basis compared to the same period last year. The depreciation of the dollar had a negative impact of 3% on total revenue. Demand showed some improvement in most European markets, but the trend is still too weak to conclude that the staffing markets are in recovery. For example, the US market declined by an estimated 2% and the Dutch market by 11% in the third quarter. Randstad Group revenue in the Netherlands was down by 4%;

like the past five quarters market share was clearly gained in the Dutch market. Market share was also gained in Germany, France, Belgium, Spain, Portugal, Italy and Canada.

The Group gross margin amounted to 20.6% and sequentially remained almost stable (20.8% in Q2 2003; Q3 2002: 21.3%). The gross margin in the Netherlands amounted to 24.6%; this decline of 1.8%-point is comparable to the year-over-year decline of the gross margin in the second quarter. In certain segments of the Dutch market prices were increased, whereas in the large account segment price pressure persisted due to severe competition. The gross margin in North America amounted to 19.1%, an increase both sequentially and year-over-year (Q3 2002: 18.2% and Q2 2003: 18.3%)

The cost base improved once again. Operating expenses amounted to € 245.5 million, 8.3% lower than the third quarter of 2002 (-6% in constant currency). Cost savings were realized in North America, Germany and the Netherlands mainly through reductions in headcount. One-offs for these adjustments amounting to about € 5 million are included in the operating expenses.

The operating profit totaled € 44.7 million in the third quarter, up by 10.6% from € 40.4 million in Q3 2002. The depreciation of the dollar had a negative effect of 1% on the operating profit.

Net interest expenses were € 3.0 million (€ 4.3 million in Q3 2002). Interest expenses were lower than a year ago due to the lower average net debt in Q3. However, this effect was partly off-set by non-recurring costs of about € 1 million associated with the syndicated loan (signed at the end of July). Net income was € 29.0 million, a 15.1% increase compared to last year's € 25.2 million.

Results for the first three quarters 2003

Total revenue amounted to € 3,902.0 million in the first three quarters of 2003. The organic revenue development was flat, the depreciation of the dollar had a negative impact of 4%. Net income increased by 6.0% to € 38.8 million (year-to-date Q3 2002: € 36.6 million). Net interest expenses were significantly lower than last year, € 7.0 million year-to-date compared to € 13.5 million in the same period 2002.

The focus on Days Sales Outstanding (DSO) continued to pay off. The average Group DSO was 52 days, a decline of 2 days compared to a year ago. An improvement in operating working capital (€ 11.0 million year-to-date 2003 compared to € 2.2 million in 2002) resulted in a subsequent increase in cash flow from operations to € 117.8 million (first 3 quarters 2002: € 106.6 million). Net debt declined to € 108.2 million per the end of September (same period 2002: € 344.9 million).

Results by segment

Mass-customized Europe

For the first time in 9 quarters revenue in this segment increased, albeit still only slightly. Revenue totaled € 976.0 million in the third quarter of 2003 compared to € 968.9 million in the same quarter of 2002. Significant revenue growth was recorded in Spain (+17%) and in Germany (+9%).

In Q3 the gross margin amounted to 21.4%, a decline of 1.3%-point compared to the same period last year (Q3 2002: 22.7%). This decline is mainly caused by margin pressure in the Dutch market. Some price pressure is visible in the French market. The gross margin in Germany improved.

The operating expenses were impacted by provisions for re-alignments in the organizations in the Netherlands and in Germany. Randstad Germany generated a good operating profit margin. The operating profit for this segment totaled € 45.4 million; 4.7% of revenue (Q3 2002: € 52.3 million).

Mass-customized North America

The staffing market in the US shows some signs of improvement, but mainly in the industrial segment and with large accounts. Randstad North America primarily targets the middle market as well as the clerical sector. No sign of a pick-up is visible in these segments. In the third quarter revenue of Randstad North America declined by 5% year-over-year in local currency and by 17% in euro.

The gross margin increased by 0.9%-point to 19.1% (18.2% in Q3 2002). To improve profitability Randstad North America has increased prices successfully per July 1, and achieved a positive operating result of € 0.9 million (compared to an operating loss of € 8.1 million in Q3 2002).

In-house services

Revenue at in-house services grew by 12% to € 117.2 million in the third quarter of 2003 (Q3 2002: € 104.3 million); amounting to over 8% of total Group revenue. Revenue increased slightly in the Netherlands, this meant that Capac once again gained market share (total market down by an estimated 11%). The other countries showed revenue growth of more than 30%. The overall gross margin in this segment declined to 13.7% (15.8% in Q3 2002). This can be mainly attributed to the increased share of southern European revenue with typically a lower gross margin. The focus on profitability per client is starting to pay off. The operating profit was € 4.1 million, reflecting an operating profit margin of 3.5% (Q3 2002: € 3.9 million).

Yacht

Revenue declined by 6% to € 50.4 million (Q3 2002: € 53.7 million). Yacht Germany (focus on engineers) was the only activity that showed growth. By terminating contracts of 150 interim professionals in the Netherlands during the second quarter, idle time was reduced. Subsequently the gross margin improved to 28.8% from 25.1% in Q3 2002. Even though Yacht was nearly break-even in the third quarter, new measures will be implemented in the fourth quarter to improve productivity and profitability.

Other developments

Randstad the Netherlands has the intention to acquire Thuiszorg Perfect bv in the Netherlands. As a subcontractor Thuiszorg Perfect supplies personnel to homecare agencies and other health care organizations.

In the Netherlands a new Collective Labor Agreement (CLA) for flexworkers has been agreed (effective April 1, 2004). The new CLA simplifies the administrative processes and increases flexibility. Randstad considers the new CLA one of the means to make staffing more attractive.

Outlook

Assuming a continuation of current market trends we expect earnings per share in the fourth quarter to amount to at least € 0.18, an increase compared to last year's € 0.16.

Financial agenda 2003/2004
Publication fourth quarter and annual results
February 19, 2004

Publication first quarter results
May 5, 2004

Publication second quarter results
August 4, 2004

Publication third quarter results
November 3, 2004

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com or send an e-mail to corporate.communications@randstadholding.com.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage

on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Consolidated income statement*
(unaudited)

In millions €	Three months ended September 30			Nine months ended September 30		
	2003	2002	Change 2003/2002	2003	2002	Change 2003/2002
Revenue	1,408.0	1,446.7	-3%	3,902.0	4,075.9	-4%
Cost of services	1,117.8	1,137.7		3,098.7	3,186.6	
Gross profit	290.2	308.0	-6%	803.3	889.3	-10%
Personnel expenses	167.2	168.7		493.5	529.3	
Depreciation tangible fixed assets	12.3	16.0		38.9	49.4	
Amortization goodwill	0.6	0.5		1.7	1.3	
Other operating expenses	65.4	82.4		206.1	242.9	
Total operating expenses	245.5	267.6	-8%	740.2	822.9	-10%
Operating profit	44.7	40.4	11%	63.1	66.4	-5%
Financial income and expenses	-3.0	-4.3		-7.0	-13.5	
Income from ordinary operations before taxes	41.7	36.1		56.1	52.9	
Taxes on income	-12.7	-10.9		-17.3	-16.1	
Income non-consolidated participation	-	-		-	-0.2	
Net income	29.0	25.2	15%	38.8	36.6	6%
Earnings per ordinary share (€)	0.23	0.20		0.28	0.26	
Earnings per ordinary share before amortization goodwill (€)	0.24	0.20		0.29	0.27	
Average number of ordinary shares outstanding (mln)	115.3	115.3		115.3	115.4	
Diluted earnings per ordinary share (€)	0.23	0.20		0.28	0.26	
Diluted earnings per ordinary share before amortization goodwill (€)	0.24	0.20		0.29	0.27	
Average diluted number of ordinary shares outstanding (mln)	115.3	115.3		115.3	115.4	
Gross margin	20.6%	21.3%		20.6%	21.8%	
EBITDA margin	4.1%	3.9%		2.7%	2.9%	
Operating margin	3.2%	2.8%		1.6%	1.6%	
Net margin before amortization goodwill	2.1%	1.8%		1.0%	0.9%	
EPS calculation						
Net income	29.0	25.2		38.8	36.6	
Amortization goodwill (after taxes)	0.5	0.5		1.6	1.3	
Net income before amortization goodwill	29.5	25.7		40.4	37.9	
Preferred dividend	2.2	2.2		6.5	6.5	
Net income for ordinary shareholders	26.8	23.0		32.3	30.1	
Net income for ordinary shareholders before amortization goodwill	27.3	23.5		33.9	31.4	

Consolidated balance sheet,
before profit appropriation for ordinary shares
(unaudited)

In millions €	September 30, 2003	September 30, 2002	December 31, 2002
Intangible fixed assets	6.8	7.8	7.1
Tangible fixed assets	119.0	224.1	142.2
Financial fixed assets	351.8	410.4	366.2
Fixed assets	477.6	642.3	515.5
Receivables	1,033.8	1,094.9	1,019.5
Cash and cash equivalents	167.9	100.4	208.8
Current assets	1,201.7	1,195.3	1,228.3
Current liabilities	749.4	821.5	837.6
Working capital	452.3	373.8	390.7
Capital employed	929.9	1,016.1	906.2
Long-term debt	200.8	306.4	204.8
Provisions	402.9	363.9	366.9
Shareholders' equity	326.2	345.8	334.5
	929.9	1,016.1	906.2

Operating working capital	359.7	412.3	387.5
Operating capital employed	478.7	636.4	509.7
Interest-bearing debt	276.1	445.3	416.3
Net debt	108.2	344.9	207.5
Balance sheet total	1,679.3	1,837.6	1,743.8

Consolidated cash flow statement
(unaudited)

	Three months ended September 30		Nine months ended September 30	
In millions €	2003	2002	2003	2002
Operating profit*	44.7	40.4	63.1	60.4
Depreciation tangible fixed assets	12.3	10.0	38.9	49.4
Amortization goodwill	0.6	0.5	1.7	1.3
Provisions	1.6	2.7	5.6	-4.0
Income taxes paid	0.5	-0.7	-2.5	-8.7
Cash flow from operations before operating working capital	59.7	52.9	106.8	104.4
Current receivables	-28.4	-5.3	-46.7	-14.5
Current non-interest bearing liabilities	71.6	52.2	57.7	16.7
Operating working capital	43.2	46.9	11.0	2.2
Cash flow from operations	102.9	99.8	117.8	106.6
Investments in tangible fixed assets	-4.4	-0.2	-20.5	-19.2
Disposal of real estate	-	-	34.5	-
Disposal of other tangible fixed assets	0.4	0.2	1.4	4.8
Acquisition of group companies	-	-1.0	-1.8	-1.0
Cash flow from investments	-4.0	-1.0	13.6	-15.4
Free cash flow	98.9	98.8	131.4	91.2
Long-term debt	-	0.5	-4.0	-108.6
Financial fixed assets	-	0.1	-0.8	0.2
Short-term interest-bearing debt	-22.6	-191.0	-131.8	-50.5
Financing	-22.6	-190.4	-136.6	-158.9
Financial income and expenses	-3.0	-4.3	-7.0	-13.5
Repurchase of ordinary shares	-	-	-	-2.1
Dividends paid on ordinary shares	-	-	-19.6	-16.2
Dividends paid on type-B preferred shares	-	-	-8.6	-8.6
Reimbursement to financiers	-3.0	-4.3	-35.2	-40.4
Cash flow from financing	-25.6	-194.7	-171.8	-199.3
Translation differences	-0.1	4.1	-0.5	2.3
Net cash flow	73.2	-91.8	-40.9	-105.8

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

Changes in shareholders' equity*,
before profit appropriation for ordinary shares
(unaudited)

In millions €

	2003	2002
July 1	303.1	318.8
Net income for the period	29.0	25.2
Goodwill participations	-	-
Repurchase of ordinary shares	-	-
Dividend paid on ordinary shares	-	-
Translation differences	-5.9	3.8
September 30	326.2	346.8
January 1	334.5	350.0
Net income for the period	38.8	38.8
Goodwill participations	-	-2.4
Repurchase of ordinary shares	-	-2.1
Dividend paid on ordinary shares	-19.6	-18.2
Translation differences	-27.5	-20.1
September 30	326.2	346.8

* The 2002 figures have been adjusted for purposes of comparison, because the balance sheet is presented before profit appropriation for ordinary shares, starting as of December 31, 2002.

Information by segment
(unaudited)

In millions €	Three months ended September 30 2003	2002	Change 2003/2002	Nine months ended September 30 2003	2002	Change 2003/2002
Revenue						
Mass-customized						
Europe	976.0	968.9	1%	2,660.8	2,681.5	-1%
North America	266.5	320.6	-17%	783.3	959.2	-18%
In-house services	117.2	104.3	12%	304.0	271.3	12%
Yacht	50.4	53.7	-6%	159.3	169.6	-6%
Corporate / eliminations	-2.1	-1.8		-5.4	-5.7	
Total revenue	1,408.0	1,445.7	-3%	3,902.0	4,075.9	-4%
Gross profit						
Mass-customized						
Europe	209.0	219.8	-5%	573.9	625.4	-8%
North America	50.8	58.3	-13%	145.0	174.3	-17%
In-house services	16.0	16.5	-3%	42.1	43.5	-3%
Yacht	14.5	13.5	7%	42.7	46.5	-8%
Corporate / eliminations	-0.1	-0.1		-0.4	-0.4	
Total gross profit	290.2	308.0	-6%	803.3	889.3	-10%
Operating profit*						
Mass-customized						
Europe	45.4	52.3	-13%	82.3	108.8	-24%
North America	0.9	-8.1	111%	-7.1	-25.1	72%
In-house services	4.1	3.9	5%	5.8	5.6	4%
Yacht	-0.3	-1.5	80%	-2.5	-4.7	47%
Corporate / eliminations	-5.4	-6.2		-15.4	-18.2	
Total operating profit	44.7	40.4	11%	63.1	66.4	-5%
Revenue						
Netherlands	547.4	571.9	-4%	1,546.0	1,621.0	-5%
Germany	158.5	145.8	9%	399.5	393.8	1%
Belgium/Luxembourg	157.1	150.3	5%	424.1	405.9	4%
France	103.7	97.6	6%	272.1	255.4	7%
Spain	88.4	75.4	17%	235.2	211.3	11%
United Kingdom	39.8	46.3	-14%	110.6	124.8	-11%
Other European countries	46.6	37.8	23%	131.2	104.7	25%
North America	266.5	320.6	-17%	783.3	959.2	-18%
Total revenue	1,408.0	1,445.7	-3%	3,902.0	4,075.9	-4%
Gross profit						
Netherlands	134.5	151.2	-11%	384.1	445.6	-14%
Germany	36.2	32.1	13%	81.3	81.7	0%
Belgium/Luxembourg	24.5	21.9	12%	70.0	66.1	6%
France	14.0	14.8	-5%	38.1	38.8	-2%
Spain	13.4	12.8	5%	37.2	35.3	5%
United Kingdom	7.9	9.0	-12%	21.6	24.8	-13%
Other European countries	8.9	7.9	13%	26.0	22.7	15%
North America	50.8	58.3	-13%	145.0	174.3	-17%
Total gross profit	290.2	308.0	-6%	803.3	889.3	-10%

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

Growth analysis in %
(unaudited)

	Three months ended September 30, 2003			
	Total	Organic	Acquisition	Currency
Revenue by segment				
Mass-customized				
Europe	1%	1%	0%	0%
North America	-17%	-5%	-	-12%
In-house services	12%	13%	-	-1%
Yacht	-6%	-6%	-	0%
	Total	**Organic**	**Acquisition**	**Currency**
Revenue by segment (geographical)				
Netherlands	-4%	-4%	0%	-
Germany	9%	9%	-	-
Belgium/Luxembourg	5%	5%	-	-
France	6%	6%	-	-
Spain	17%	17%	-	-
United Kingdom	-14%	-5%	-	-9%
Other European countries	23%	24%	-	-1%
North America	-17%	-5%	-	-12%
	Total	**Organic**	**Acquisition**	**Currency**
Income statement				
Revenue	-3%	0%	0%	-3%
Gross profit	-6%	-3%	0%	-3%
Operating profit	11%	11%	1%	-1%

	Nine months ended September 30, 2003			
	Total	Organic	Acquisition	Currency
Revenue by segment				
Mass-customized				
Europe	-1%	-1%	0%	0%
North America	-18%	-2%	-	-16%
In-house services	12%	13%	-	-1%
Yacht	-6%	-6%	-	0%
	Total	**Organic**	**Acquisition**	**Currency**
Revenue by segment (geographical)				
Netherlands	-5%	-5%	0%	-
Germany	1%	1%	-	-
Belgium/Luxembourg	4%	4%	-	-
France	7%	7%	-	-
Spain	11%	11%	-	-
United Kingdom	-11%	-2%	-	-9%
Other European countries	25%	26%	-	-1%
North America	-18%	-2%	-	-16%
	Total	**Organic**	**Acquisition**	**Currency**
Income statement				
Revenue	-4%	0%	0%	-4%
Gross profit	-10%	-6%	0%	-4%
Operating profit	-5%	-8%	1%	2%

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